UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One) [ ]   Form 10-K    [ ] Form 20-F    [ ] Form 11-K   [X] Form 10-Q
                      [ ]   Form 10-D    [ ] Form N-SAR   [ ] Form N-CSR

For the Period Ended March 31, 2010

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR

For the Transition Period Ended ______________________

Read Instruction (on back page) Before Preparing Form.  Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRATION INFORMATION

SB Partners

Full Name of Registrant

N/A

Former Name if Applicable

1 New Haven Avenue, Suite 207, Box 11

Address of Principal Executive Office (Street and Number)

Milford, Ct. 06460

City, State and Zip Code

PART II- RULES 12B-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

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☒ The reasons described in reasonable detail in part III of this form could not be eliminated without unreasonable effort or expense;

☒ The subject annual report, semi-annual report, transition report on form 10-K, Form 20-F, Form 11-K, Form N-SAR, or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on form
              10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

 ☐       The accountant’s statement or other exhibit required by rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Company has a 30% non-controlling interest in Sentinel Omaha, LLC, an affiliate of the Company’s general partner.  The investment in Omaha is accounted for at fair value.  The controller for Omaha had informed the Company that due to open issues related to a significant portion of Omaha’s debt, the audit firm conducting the annual audit for Omaha’s calendar year 2009 had only completed the audit and issued the audit opinion in mid May 2010.  The investment in Omaha constitutes a significant portion of the assets of the Company.  As such, the audit firm conducting the annual audit for the Company is required to review both the financial statements of Omaha and the related workpapers prepared by Omaha’s auditors after the audit work of Omaha is completed.

Until the Company’s auditors perform their review of the Omaha audit, the Company’s auditors cannot issue an audited opinion on the Company’s financial statements.  As a result, the Company was not able to file its form 10-K for the period ending December 31, 2009 timely and filed form 10-K NT.  Recently, the auditor for Omaha completed the annual audited report. The auditor for the Company is reviewing the audited report of Omaha and should complete the annual audited report for the Company shortly.  The Company’s form 10-K for the period ending December 31, 2009 and form 10-Q for the period ending March 31, 2010 should be filed during the next couple of weeks.

PART IV – OTHER INFORMATION

(1)    Name and telephone number of person to contact in regard to this notification

John H. Zoeller Vice President
        And Chief Financial Officer                                                                (212)                      408-8917

(Name)                                                             (Area Code)          (Telephone Number)

(2)    Have all periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding
                  12 months or for such shorter period that the registrant was required to file such reports(s) been filed?  If answer is no, identify such report(s).

Yes [ ]    No [ x]

The Company has not filed form 10-K for the period ended December 31, 2009. See Part III above.

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(3)   Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes [x]    No  [  ]
If so, attach an explanation of the change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Attached as Exhibit 1 is the Company’s draft Consolidated Statement of Operations for the period ending March 31, 2010 and 2009. Registrant anticipates reporting a net loss of approximately $202,000, an improvement of approximately $5,937,000 as compared to a net loss of $6,139,000 in 2009.   Equity in net loss of investments is anticipated to improve $5,942,000 to $0 for 2010 from $5,942,000 for 2009. As of September 30, 2009, the Company has reserved 100% of the reported value of its investment in Omaha.  For the quarter ended March 31, 2010, the Company's share of the equity in net loss for Omaha was $2,192,000.  However since the Company reserves 100% of the reported value of its investment in Omaha, the Company reserves against the loss and reports net zero loss for the quarter ended March 31, 2010 on the consolidated statement of operations.  The Omaha investment reports on a fair value basis and due to the continued mortgage crisis, stagnant real estate market and slowing economy, the investment in Omaha reported a write-down in the value of its real estate portfolio of approximately .5% for the quarter ended March 31, 2010.

General Real Estate Risks
This report on Form 10-Q includes statements that constitute "forward looking statements" within the meaning of Section 27(A) of the Securities Act of 1933 and Section 21(E) of the Securities Exchange Act of 1934 and that are intended to come within the safe harbor protection provided by those sections.  By their nature, all forward looking statements involve risks and uncertainties.  Actual results may differ materially from those contemplated by the forward looking statements for a number of reasons, including, but not limited to, those risks described below:

Debt Servicing and Financing
The real estate market continues to suffer through one of its worst debt crises.  Interest rates remain higher and some borrowers still find it difficult to secure debt at acceptable terms as lenders have imposed stricter terms on borrowers. If the Registrant does not have funds sufficient to repay its indebtedness at maturity, the Registrant may need to refinance such indebtedness with new debt financing or through equity offerings.  The Registrant may be restricted from obtaining a loan which will be sufficient to retire the existing loan and which may be based on lower debt service coverage. If it is unable to refinance this indebtedness on acceptable terms, the Registrant may be forced to dispose of properties upon disadvantageous terms, which could result in losses to the Registrant and adversely affect the amount of cash available for distribution to Unit holders.  If prevailing interest rates or general economic conditions result in higher interest rates at a time when the Registrant must refinance its indebtedness, the Registrant's interest expense could increase, which would adversely affect the Registrant's results of operations and financial condition and its ability to pay distributions to Unit holders.  Further, if any of Registrant's properties are mortgaged to secure payment of indebtedness and Registrant is unable to meet mortgage payments, mortgagee could foreclose or otherwise transfer the property, with a consequent loss of income and asset value to the Registrant.

Registrant’s unsecured credit facility matured October 1, 2008.   The holder of the unsecured debt had formally extended the maturity to February 28, 2009. On July 1, 2009 Registrant received written notice from the holder of the unsecured debt which makes demand for the immediate payment of the unsecured debt.  If the outstanding obligation is not paid, the holder may initiate appropriate action to collect the outstanding obligations, including enforcement of its rights and remedies under the loan documents or applicable law. The holder and Registrant continue to discuss options for curing the default. There can be no assurance that the holder will offer such options or that Registrant will be able to comply with the terms offered and conditions imposed by the holder in exchange for such options.

Registrant has a $6,634,550 mortgage secured by the property located at 175 Ambassador Drive.  The mortgage matures October 2010.  Registrant has begun discussions with potential lenders to refinance the existing mortgage.  There can be no assurance that Registrant will be able to obtain a new loan to satisfy the existing mortgage nor obtain an extension of the existing mortgage beyond the maturity date.  Registrant may have to market the property for a sale in order to pay off the existing mortgage.

SB Partners
Full Name of Registrant

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date May 14, 2010                                                      By /s/ John H. Zoeller
        John H. Zoeller
        Vice President and Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative.  The name and title of the person signing the form shall be typed or printed beneath the signature.  If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omission of fact constitute Federal Criminal Violations (See 18 U.S.C 1001).

EXHIBIT  1.

SB PARTNERS
(A New York Limited Partnership)

DRAFT CONSOLIDATED STATEMENTS OF OPERATIONS

	For the Quarters Ended March 31,

	2010	2009
Revenues:
Base rental income	$767,231	$749,579
Other rental income	195,912	213,441
Interest on short-term investments and other	-	70

Total revenues	963,143	963,090

Expenses:
Real estate operating expenses	153,193	152,468
Interest on mortgage notes and unsecured loan payable	362,212	372,822
Depreciation and amortization	249,621	248,462
Real estate taxes	139,331	162,501
Management fees	220,672	213,172
Other	39,904	10,401

Total expenses	1,164,933	1,159,826

Loss from operations	(201,790)	(196,736)

Equity in net loss of investments	-	(5,942,376)

Net loss	(201,790)	(6,139,112)

Loss allocated to general partner	(26)	(792)

Loss allocated to limited partners	$(201,764)	$(6,138,320)

Earnings (loss) per unit of limited partnership interest
(basic and diluted)

Net loss	$(26.03)	$(791.84)

Weighted Average Number of Units of Limited
Partnership Interest Outstanding	7,753	7,753